February 12, 2007

Mail Stop 4561

Harry E. Graber, M.D.
President and Chief Executive Officer
Kintera, Inc.
9605 Scranton Road, Suite 240
San Diego, CA 92121

> **RE: Kintera, Inc.**
> **Amendment number 1 to Form S-3**
> **Filed January 31, 2007**
> **File number 333-139684**
>
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for the three months ended March 31, 2006, June 30,**
> ** 2006, and September 30, 2006**
> **Filed May 12, 2006, August 9, 2006, and November 9, 2006,**
> ** respectively**
> **File number 0-50507**

Dear Dr. Gruber:

We have reviewed you amendment and your response letter and have the following comments.

Form S-3
General

1. Please update the financial statements pursuant to Rule 3-12 of Regulation S-X if your registration statement is not declared effective by Wednesday, February 14, 2007.

Incorporation of Documents by Reference, page 20

2. Please revise this section to properly incorporate all documents required by Item 12 of Form S-3 and to include all other reports pursuant to the Exchange Act filed since the filing of this registration statement or otherwise advise. For example, it

does not appear that you have incorporated by reference the company's Form 8-K filed on September 8, 2006 or the Form 8-K filed on February 8, 2007. Please also see Telephone Interpretation 69 in the "Manual of Publicly Available Telephone Interpretations" under "Securities Act Form S-3 (July 1997).

Form 10-K
Item 9A. Controls and Procedures, page 37

3. Please see our prior comment 3. We do not see where you have specifically disclosed the identities of the individuals responsible for identifying the material weaknesses in your financial controls, when the material weaknesses were discovered or specifically when these weaknesses actually occurred. Also, your disclosure fails to identify the "other acquisitions throughout the year" that were inadequately monitored for the ongoing value of contingent consideration, nor does your disclosure discuss the "adjustments" that resulted in your 2005 annual financial statements as a result of the material weaknesses relating to your financial statement close, revenue recognition and acquisitions. Please amend either your Form 10-K or your Form 10-Q, as previously requested, to include these disclosures or otherwise advise.

4. We note your response to prior comment 4 and your belief that your reports provide a materially accurate and detailed description of the changes in the company's internal control over financial reporting. In future applicable reports, please expand the discussion of these initiatives. For example, but without limitation, you disclose that the company revised the review process for contingent liabilities associated with acquisitions to address its material weakness related to its acquisition process. However, the report does not describe or explain the revised review process. Therefore, the change to internal control over financial reporting is unclear. Also, it would be helpful to revise the discussion of the changes in your internal control over financial reporting to better explain how each change is intended to address the applicable material weakness. For example, your disclosure should explain to investors how an "[e]nhanced process for the evaluation of aged unpaid items" is intended to help remediate the material weakness related to the company's revenue recognition process. Please confirm your understanding.

5. We refer you to the immediately preceding comment. In addition to the expanded disclosure addressed above, future disclosure regarding changes to your internal control over financial reporting should elaborate on the time frame in which your initiatives and procedures will be implemented. To the extent that your initiatives will span over multiple periods and be accompanied by a testing period, please advise. Also, to the extent known, it would be helpful to disclose the time frame for completion of the remediation steps and the overall process. Further, identify the party or parties responsible for creating and implementing the referenced

        initiatives. For example, was your audit committee involved in establishing the changes in your internal control over financial reporting?

*   *   *   *

        Please contact Hugh Fuller at (202) 551-3853, Jeffrey Werbitt, the Senior Attorney, at (202) 551-3456, or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

CC: Scott M. Stanton
       Morrison & Foerster LLP
       12531 High Bluff Drive, Suite 100
       San Diego, CA 92030
       Facsimile number: (858) 720-5125